SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Linhas aéreas inteligentes

MISSION | TO BRING PEOPLE TOGETHER SAFELY AND SMARTLY

VISION | TO BE THE BEST AIRLINE TO FLY WITH, WORK FOR AND INVEST IN

VALUES | SAFETY, INNOVATION, CLIENT, FOCUS, RESULTS-DRIVEN AND SUSTAINABILITY

3Q12 RESULTS

NOVEMBER, 2012

Agenda



DISCLAIMER



"The material that follows is a confidential presentation of general background information about **GOL Linhas Aéreas Inteligentes S.A.** and its subsidiaries (collectively, "Gol" or the "Company") as of the date of the presentation. It is information in summary form and does not purport to be complete. No representation or warranty, express or implied, is made concerning, and no reliance should be placed on, the accuracy, fairness, or completeness of this information.

This confidential presentation may contain certain forward-looking statements and information relating to Gol that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like "believe," "estimate," "anticipate," "expect," "envisages," "will likely result," or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. In no event, neither the Company nor any of its affiliates, directors, officers, agents or employees, shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages.

This presentation does not constitute an offer, or invitation, or solicitation of an offer, to subscribe for or purchase any securities. Neither this presentation nor anything contained herein shall form the basis of any contract or commitment whatsoever.

The market and competitive position data, including market forecasts and statistical data, used throughout this presentation was obtained from internal surveys, market research, independent consultant reports, publicly available information and governmental agencies and industry publications in general. Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share, market size, market growth or other data provided by third parties or by industry or other publications. Gol does not make any representation as to the accuracy of such information.

This presentation and its contents are proprietary information and may not be reproduced or otherwise disseminated in whole or in part without **GOL's** prior written consent".

01::

3Q12 Highlights

3Q12: QUARTER TO STRENGTHEN THE STRATEGY


GOL

GOL Linhas aéreas inteligentes

Challenging Scenario for the Quarter

1. PRASK Increased 3.4%
2. Decrease of 2.4% in Personnel Cost per ASK (YoY)
3. Focus on Service: Growth of 300% in Flights with Buy on Board
4. Strengthening Domestic Industry: Payroll Tax Reductions and Creation of “ABEAR”

SUBSEQUENT EVENTS

1. *Approval of Webjet’s Acquisition*
2. *Purchase Order: B737 NG MAX*
3. *Regular Operation to the U.S.*

02::


GOL
voegol.com

Domestic Market

CONTINUITY OF SUPPLY REDUCTION STRATEGY



8.4% decrease in domestic supply YoY

Domestic Supply*



6,1%
-1,1%
1,6%
-2,2%
-8,4%
-5,7%
1Q12
2Q12
3Q12
-5,0 p.p
2,6 p.p
2,2 p.p
ASK Growth (12 vs 11)
RPK Growth (12 vs 11)
Load Factor Growth (12 vs 11)



Load Factor
+2.6 pp
+2.2 pp
67.6%
70.3%
72.1%
74.3%
2Q
3Q
2011
2012

STRATEGY BOOSTED LOAD FACTOR OVER THE LAST QUARTERS

*Consolidated and Pro-Forma data (GOL + Webjet)

INDUSTRY TREND IN THE DOMESTIC MARKET



First supply decrease in September since 2003

Domestic Supply: 3Q12 ASK Growth



2.1%
0.6%
-2.1%
10.2
10.4
10.0
10.1
9.8
9.6
July
August
September
2011
2012
Growth YoY

SUMMARY OF THE DOMESTIC MARKET IN 3Q12



Industry supply grew by 0.2%, while demand grew by 7.4% YoY

	GOL	webjet	GOL webjet	TAM	Azul	TRIP	Avianca	Outros	Indústria
Supply Growth	-10.2%	4.5%	-8.4%	-3.1%	24.2%	40.6%	64.4%	-20.3%	0.2%
Demand Growth	-6.9%	2.9%	-5.7%	12.3%	17.2%	52.9%	59.5%	-37.3%	7.4%
Load Factor	74.4%	73.2%	74.3%	78.0%	78.6%	70.3%	77.8%	51.4%	76.0%
Load Factor Growth	**+2.7p.p**	**-1.1p.p**	**+2.2p.p**	**+10.7p.p**	**-4.7p.p**	**+5.7p.p**	**-2.4p.p**	**-14.0p.p**	**+5.1p.p**

Increasing load factor in 2.2 pp and maintaining the Yield (YoY).

GOL
Linhas aéreas inteligentes



05

03::

Strength of the Domestic Industry

CREATION OF "ABEAR" AND PAYROLL TAX REDUCTION



GOL
Linhas aéreas inteligentes

Important initiatives to strengthen the domestic industry in the short and long term

CREATION OF "ABEAR": BRAZILIAN AIRLINE ASSOCIATION

ABEAR – Associação Brasileira das Empresas Aéreas

Composed by the major airlines in the country to discuss issues of common order with regulators and government

PAYROLL TAX REDUCTION

Important measure of governmental incentive for the airline industry: payroll tax reduction


Q5

04::

Operational Efficiency

OPERATIONAL EFFICIENCY: CLIENT FOCUS



Focus on quality of service and innovation

Punctuality (GOL + Webjet)


+3.4 pp.
92.1%
88.7%
3Q11
3Q12

Remote Check-in (GOL + Webjet)


+20.0 pp.
55%
35%
3Q11
3Q12

New service for special seats, with the option of traveling with no other passenger in the middle seat, providing greater comfort and space to customers.

3Q12
CASK EX-FUEL

CASK EX-FUEL ADJUSTED BY STAGE LENGTH IN DOLLAR*



	3Q10	4Q10	1Q11	2Q11	3Q11	4Q11	1Q12	2Q12	3Q12
GOL	5.1	4.9	5.0	5.3	5.5	5.5	4.7	5.1	**4.7**
LAN TAM	-	-	-	-	-	-	-	9.2	8.5
TAM	6.6	6.8	6.9	7.1	7.3	7.1	7.0	7.8	n.a
LAN	9.1	9.4	9.5	9.8	9.9	9.8	9.7	9.2	n.a
Southwest Airlines	5.0	5.1	5.1	5.1	5.1	5.3	5.6	5.4	5.8
Alaska Airlines	7.7	7.9	7.7	7.9	7.8	8.5	8.9	7.6	7.3
Copa Airlines	6.2	6.6	6.0	5.8	5.8	5.6	5.9	6.0	5.8
jetBlue Airways	5.7	6.0	6.1	5.8	5.6	5.9	6.3	6.1	5.9

GOL's CASK EX-FUEL REMAINS COMPETITIVE

*Average dollar during the period
** Companies earnings release

GOL
Linhas aéreas inteligentes


Gollog
37473

05::

3Q12 Results

3Q12 RESULTS
OPERATING INDICATORS



Consolidated operational data

Operational Indicators	3Q12	3Q11*	Var 12/11
Total Supply (ASK)	12.987	12.460	4,2%
Total Demand (RPK)	9.581	8.898	7,7%
Load Factor	73,8%	71,4%	+2,4 pp
Break-Even LF (BELF)	81,2%	74,3%	+6,9 pp
CASK (R$)	16,85	15,40	9,4%
CASK Ex-Fuel (R$)	9,63	9,42	2,3%
PRASK (R$)	13,55	13,10	3,4%
RASK (R$)	15,30	14,80	3,4%
Spread (RASK – CASK)	(1,55)	(0,60)	-156,5%
Yield (R$/c)	18,37	18,35	0,1%
Price/Liter – Fuel	2,25	1,89	18,8%
Average Exchange Rate	2,03	1,64	24,0%

IN **9M12**, RASK GREW BY **2.8%** YoY

(*) Does not include Webjet's results

3Q12 RESULTS
FINANCIAL INDICATORS

GOL NO AR



GOL NO AR

GOL
Linhas aéreas inteligentes

Consolidated financial data

Financial Highlights	3Q12	3Q11(*)	VAR 12 x 11
Net Operating Revenues (R$MM)	1,987	1,844	7.8%
EBIT(R$MM)	(201)	(75)	-167.3%
EBIT Margin (%)	***-10.1%***	***-4.1%***	***-6.0 pp***
EBITDAR (R$MM)	96	124	-22.6%
EBITDAR Margin (%)	***4.8%***	***6.7%***	***-1.9 pp***
Net Income	(309)	(517)	40.1%
Net Margin (%)	***-15.6%***	***-28.0%***	***+12.4 pp***
Adjusted Gross Debt / EBITDAR (LTM)	17.7 x	8.6 x	+9.1 x
Adjusted Net Debt / EBITDAR (LTM)	14.3 x	6.3 x	+7.9 x
Cash / Net Revenue (LTM)	22.9%	30.5%	-7.6 x

(*) Does not include Webjet's Results

3Q12 CASK EX-FUEL



GOL Linhas aéreas inteligentes

9M12 CASK Ex-Fuel was stable when compared to 2011

Operating Expenses per ASK	3Q12	3Q11*	% Var.	9M12	9M11*	% Var.
Aircraft fuel	(7.21)	(5.98)	20.6%	(7.11)	(5.96)	19.3%
Salaries, wages and benefits	(2.88)	(2.95)	-2.4%	(2.99)	(3.09)	-3.3%
Aircraft rent	(1.35)	(0.87)	55.2%	(1.21)	(0.97)	24.6%
Sales and Marketing	(0.82)	(0.80)	1.9%	(0.71)	(0.78)	-8.7%
Landing Fees	(1.12)	(0.80)	40.1%	(1.07)	(0.78)	36.8%
Aircraft and Traffic Servicing	(1.04)	(0.95)	9.1%	(0.98)	(0.96)	3.1%
Maintenance, Materials and Repairs	(0.65)	(1.04)	-38.0%	(0.64)	(0.83)	-23.5%
Depreciation and Amortization	(0.93)	(0.73)	28.2%	(0.94)	(0.75)	25.0%
Other Operating Expenses	(0.84)	(1.27)	-33.7%	(0.88)	(1.20)	-26.5%
Total CASK	**(16.85)**	**(15.40)**	**9.4%**	**(16.54)**	**(15.33)**	**7.9%**
CASK Ex-Fuel	**(9.63)**	**(9.42)**	**2.3%**	**(9.43)**	**(9.37)**	**0.7%**

(*) Does not include Webjet's results

EFFORTS TO REDUCE MANAGEABLE COSTS



New Cost Structure

% of Total Expenses by Operational Costs



Salaries, Wages and Benefits
19.2%
19.7%
18.9%
18.3%
17.1%
-1.9 pp.
Airport Fees
5.2%
5.0%
6.6%
6.2%
6.7%
+1.5 pp.
3Q11
4Q11
1Q12
2Q12
3Q12

THE COMPANY CONTINUES TO MITIGATE AN INCREASE ON STRUCTURAL COSTS IN THE DOMESTIC AVIATION INDUSTRY BY INCREASING ITS EFFICIENCY

3Q12 RESULTS
FINANCIAL INDICATORS





14.80
15.65
15.48
14.64
15.30
1,844
2,234
2,166
1,831
1,987
3Q11
4Q11
1Q12
2Q12
3Q12
Net Revenues (R$MM)
RASK (R$ cents)



15.40
15.89
15.43
17.48
16.85
5.98
6.41
6.80
7.36
7.21
9.42
9.47
8.63
10.12
9.63
3Q11
4Q11
1Q12
2Q12
3Q12
CASK (R$ cents)
CASK Ex-Fuel (R$ cents)



-75,1
-33,9
0,3%
7,3
3Q11
4Q11
1Q12
2Q12
3Q12
-4,1%
-1,5%
-10,1%
-200,7
-19,4%
EBIT (R$MM)
EBIT Margin



6,7%
11,0%
12,4%
-3,4%
4,8%
124,2
246,1
267,9
-62,4
96,2
3Q11
4Q11
1Q12
2Q12
3Q12
EBITDAR (R$MM)
EBITDAR Margin

3Q12 RESULTS
FINANCIAL INDICATORS




30.5%
31.1%
27.6%
24.4%
22.9%
2,187
2,348
2,157
1,968
1,879
3Q11
4Q11
1Q12
2Q12
3Q12
Total Cash (R$MM)
Total Cash / Net Revenues (LTM)


2.5x
1.6x
1.3x
1.2x
1.2x
943
656
571
576
548
3Q11
4Q11
1Q12
2Q12
3Q12
EBITDAR LTM (R$MM)
EBITDAR / Interest Expense


5.0x
5.1x
4.6x
3.2x
3.1x
442
464
469
606
615
3Q11
4Q11
1Q12
2Q12
3Q12
Short Term Debt (R$MM)
Total Cash/Short Term Debt


8.6x
13.0x
14.9x
16.0x
17.7x
8,142
8,527
8,503
9,196
9,692
3Q11
4Q11
1Q12
2Q12
3Q12
Gross Adjusted Debt
Gross Adjusted Debt / EBITDAR (LTM)

GOL
Linhas aéreas inteligentes



06::

Debt and Liquidity

NO RISK OF REFINANCING ON THE SHORT TERM



Financial Debt Amortization R$million



26
25
100
226
37
95
680
263
457
260
1.015
2012
2013
2014
2015
2016
2017
2018
2019
After 2019
Debt R$
Debt US$

GOL REMAINS WITH TOTAL CASH/ NET REVENUES (LTM) ABOVE THE AVERAGE OF ITS PEERS


GOL
SÃO PAULO
SALVADOR
SÃO PAULO
MONTEVIDÉO


30.5%
31.1%
27.6%
24.4%
22.9%
2,2
2,3
2,2
2,0
1,9
2Q11
3Q11
4Q11
1Q12
2Q12
Total Cash (R$Bn)
Total Cash/Net Revenue (LTM)

EVEN WITH A CHALLENGING SCENARIO, TOTAL CASH CAME TO R$1.9 BILLION

07::

SMILES

SMILES DEVELOPMENT IN THE 3Q12



Initiatives to increase the positive perception of the program


Success of Flights to Miami
100% of Tickets Sold
Regular Flights to the US
"Smiles Shopping"
Increase in SMILES Loyalty Program Attractiveness

SMILES PROGRAM MATURATION

Growth of more than 50% in miles redemption to use with airlines partners



Number of Members
(in thousands)


+34%
+11%
6,629
7,469
8,282
8,017
8,878
2009
2010
2011
3Q11
3Q12

Number of Redemptions - Airline Partners
(in thousands)


53%
66
101
9M11
9M12

SMILES AS AN INDEPENDENT BUSINESS UNIT



GOL Smiles

GOL is on-schedule to transform Smiles in an independent business unit

Smiles as an independent business unit
Deadline:
End of 2012

Smiles

Future Capitalization Alternative*

Adding Value in the Combination of Business

*No decision has been made regarding this matter.

08::


GOL
voegol.com
PR-GOA

Final Remarks

FINAL REMARKS



GOL remains confident on the Brazilian civil aviation market



- ✓ The Quarter Results **Strengthens the Strategy** to **Reduce Supply** and Increase **Cost Advantage.**
- ✓ **SMILES:** Future Capitalization Alternative
- ✓ **Strengthening** the Domestic Market (ABEAR)
- ✓ Operational Efficiency: Continuous Focus on **Quality of Service**

“Back on Track”


GOL
voegol.com
PR-GOA

Q&A

GOL INVESTOR RELATIONS
+55 11 2128-4700
ri@golnaweb.com.br
www.voegol.com.br/ir

GOL
Linhas aéreas inteligentes

THANK YOU!